Salient Cybertech, Inc.
Paul Sloan, President
1999 Lincoln Drive, Suite 202
Sarasota, FL. 34236

Securities and Exchange Commission                   March 9, 2001.
Washington, D.C. 20549

TO:         Corporate Finance Division

ATTENTION:  Tom Jones, Esq.

RE: Salient Cybertech, Inc.; Report on Form SB-2, Filed on December 21, 2000 with Registration Number 333-52374.


Dear Mr. Jones,

This will confirm our discussion earlier today in which it was requested that the captioned Registration Statement on Form SB-2 be immediately withdrawn.

Thank you very much for your consideration and help in this matter.


I trust the foregoing fully answers the questions posed, as modified by subsequent discussions.

Yours truly,


/s/PETER MARKUS/s/
Peter Markus


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